Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 26, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ...X...            Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes .....    No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an Announcement of Results for the year ended December 31, 2007 on March 25, 2008, a copy of which is attached as Exhibit 99.1 hereto.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission, or SEC, on May 18, 2007; and in the Company’s other filings with the SEC.

The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated March 25, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
March 26, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 02628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2007

RESULTS OF THE GROUP

China Life Insurance Company Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2007 together with last year’s comparative figures as follows:

CONSOLIDATED INCOME STATEMENT – AUDITED

FOR THE YEAR ENDED 31 DECEMBER

		2007	2006
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2007: RMB111,286 million, 2006: RMB98,840 million)		111,886	99,417
Less: premiums ceded to reinsurers		(85)	(140)

Net written premiums and policy fees		111,801	99,277
Net change in unearned premium reserves		(397)	(430)

Net premiums earned and policy fees		111,404	98,847

Net investment income	1	44,020	24,942
Net realised gains on financial assets	2	15,385	1,595
Net fair value gains on assets at fair value through income (held-for-trading)	3	18,843	20,044
Other income		1,720	1,883

Total revenues		191,372	147,311

Commission File Number 001-31914

		2007	2006
	Note	RMB million	RMB million
BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	4	(17,430)	(10,797)
Accident and health claims and claim adjustment expenses	4	(6,343)	(6,999)
Increase in long-term traditional insurance contracts liabilities	4	(45,334)	(44,238)
Interest credited to long-term investment type insurance contracts	4	(7,181)	(6,386)
Interest credited to investment contracts		(1,138)	(996)
Increase in deferred income		(9,859)	(11,607)
Policyholder dividends resulting from participation in profits		(29,251)	(17,617)
Amortisation of deferred policy acquisition costs	5	(13,461)	(10,259)
Underwriting and policy acquisition costs		(2,725)	(2,415)
Administrative expenses		(11,798)	(9,339)
Other operating expenses		(1,651)	(859)
Statutory insurance fund		(219)	(194)

Total benefits, claims and expenses		(146,390)	(121,706)

Share of results of associates	6	409	—
Net profit before income tax expenses	7	45,391	25,605
Income tax expenses	8	(6,331)	(5,554)

Net profit		39,060	20,051

Attributable to:
– shareholders of the Company		38,879	19,956
– minority interest		181	95

Basic and diluted earnings per share	9	RMB 1.38	RMB 0.75

Dividends	10	11,871	3,957

Commission File Number 001-31914

Note:

1	NET INVESTMENT INCOME

	For the year ended 31 December
	2007	2006
	RMB million	RMB million
Debt securities	16,678	12,384
– held-to-maturity securities	8,305	7,341
– available-for-sale securities	7,881	4,825
– at fair value through income (held-for-trading)	492	218
Equity securities	19,400	4,662
– available-for-sale securities	15,728	3,591
– at fair value through income (held-for-trading)	3,672	1,071
Bank deposits	9,094	8,207
Loans	248	80
Securities purchased under agreements to resell	206	23
Other	2	—

Subtotal	45,628	25,356

Securities sold under agreements to repurchase	(1,281)	(270)
Investment expenses	(327)	(144)

Total	44,020	24,942

The interest income of impaired assets for the year ended as at 31 December 2007 is RMB463 million (2006: Nil).

2	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the year ended 31 December
	2007	2006
	RMB million	RMB million
Debt securities
Gross realised gains	388	20
Gross realised losses	(1,256)	(26)
Impairments	(3,403)	—

Subtotal	(4,271)	(6)

Equity securities
Gross realised gains	19,868	1,601
Gross realised losses	(212)	—

Subtotal	19,656	1,601

Total	15,385	1,595

Commission File Number 001-31914

The proceeds from sales and maturities of available-for-sale securities and the gross realised gains/(losses) for the years ended 31 December 2007 and 2006 were as follows:

	2007	2006
	RMB million	RMB million
Proceeds from sales and maturities of available-for-sale securities	79,287	49,902
Gross realised gains	20,256	1,621
Gross realised losses	(1,468)	(26)

3	NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the year ended 31 December
	2007	2006
	RMB million	RMB million
Debt securities	366	305
Equity securities	18,477	19,739

Total	18,843	20,044

4	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2007
Life insurance death and other benefits	17,444	(14)	17,430
Accident and health claims and claim adjustment expenses	6,433	(90)	6,343
Increase in long-term traditional insurance contracts	45,337	(3)	45,334
Interest credited to long-term investment type insurance contracts	7,181	—	7,181

Total insurance benefits and claims	76,395	(107)	76,288

For the year ended 31 December 2006
Life insurance death and other benefits	10,814	(17)	10,797
Accident and health claims and claim adjustment expenses	7,209	(210)	6,999
Increase in long-term traditional insurance contracts	44,264	(26)	44,238
Interest credited to long-term investment type insurance contracts	6,386	—	6,386

Total insurance benefits and claims	68,673	(253)	68,420

Commission File Number 001-31914

5	DEFERRED POLICY ACQUISITION COSTS

	2007	2006
	RMB million	RMB million
Gross
As at 1 January	39,245	37,841
Acquisition costs deferred	17,490	15,929
Amortisation charged through income	(13,476)	(10,359)
Amortisation charged through equity	(2,398)	(4,166)

As at 31 December	40,861	39,245

Ceded
As at 1 January	(15)	(100)
Acquisition costs deferred	(10)	(15)
Amortisation charged through income	15	100

As at 31 December	(10)	(15)

Net
As at 1 January	39,230	37,741
Acquisition costs deferred	17,480	15,914
Amortisation charged through income	(13,461)	(10,259)
Amortisation charged through equity	(2,398)	(4,166)

As at 31 December	40,851	39,230

DAC excluding unrealised gains	47,862	43,843
DAC recorded in unrealised gains	(7,011)	(4,613)

Total	40,851	39,230

Current	1,050	794
Non-current	39,801	38,436

Total	40,851	39,230

Commission File Number 001-31914

6	INVESTMENTS IN ASSOCIATES

	2007	2006
	RMB million	RMB million
As at 1 January	6,071	—
Acquisition of Guangdong Development Bank (“GDB”) (a)	—	5,671
Investment in China Life Property & Casualty Insurance
Company Limited (“CLP&C”) (b)	—	400
Share of results	409	—
Other equity movements	(30)	—

As at 31 December	6,450	6,071

(a)	The Group acquired 20% of the share capital of GDB on 18 December 2006 for a cash consideration of RMB5,671 million.
(b)	As approved by China Insurance Regulatory Commission (“CIRC”), the Company entered an agreement with China Life Insurance (Group) Company (“CLIC”) to establish CLP&C with total paid-in capital of RMB1,000 million in 2006. The Company and CLIC own 40% and 60% of CLP&C, respectively. CLP&C obtained its business license and commenced operation on 30 December 2006.

The Group’s share in investments in associates is as follows:

	Country of incorporation	Assets	Liabilities	Revenues	Profit/ (Loss)	Interest held
	(RMB million)
GDB	PRC	77,901	72,230	59	—	20%
CLP&C	PRC	400	—	—	—	40%

Total as at 31 December 2006		78,301	72,230	59	—

GDB	PRC	90,584	84,419	2,534	544	20%
CLP&C	PRC	641	356	81	(135)	40%

Total as at 31 December 2007		91,225	84,775	2,615	409

Commission File Number 001-31914

7	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2007	2006
	RMB million	RMB million
Employee salary and welfare cost	5,766	4,197
Housing benefits	272	256
Contribution to the defined contribution pension plan	575	358
Depreciation	1,020	848
Exchange loss	1,032	639
Auditor’s remuneration	66	76

8	TAXATION

(a)	The amount of taxation charged to the consolidated income statement represents:

	For the year ended 31 December
	2007	2006
	RMB million	RMB million
Current taxation-Enterprises income tax	8,730	858
Deferred taxation	(2,399)	4,696

Taxation charges	6,331	5,554

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

			For the year ended 31 December
			2007	2006
			RMB million	RMB million
Net profit before income tax expenses			45,391	25,605

Tax computed at the statutory tax rate of 33%			14,979	8,450
Non-taxable income	(i	)	(6,802)	(3,250)
Additional tax liability from expenses not deductible for tax purposes	(i	)	1,310	354
Effect on change in statutory tax rate	(ii	)	(3,156)	—

Income taxes at effective tax rate			6,331	5,554

Commission File Number 001-31914

(i)	Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(ii)	On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

(c)	As at 31 December 2007, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25% (as at 31 December 2006 : 33%).

The movement on the deferred income tax liabilities account is as follows:

	2007	2006
	RMB million	RMB million
As at 1 January	19,022	7,982
Deferred taxation charged to income statement	(2,399)	4,696
Deferred taxation charged to equity	8,163	6,344

As at 31 December	24,786	19,022

9	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2007 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2006: 26,777,033,767).

10	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2007, a final dividend of RMB0.14 per ordinary share totalling RMB3,957 million in respect of the year ended 31 December 2006 was declared and was paid in July 2007. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2007.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2008, a final dividend of RMB0.42 per ordinary share totalling approximately RMB11, 871 million for the year ended 31 December 2007 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2007.

Commission File Number 001-31914

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
ASSETS
Property, plant and equipment	16,771	14,565
Deferred policy acquisition costs (“DAC”)	40,851	39,230
Investments in associates	6,450	6,071
Financial assets
Debt securities:	443,181	357,898
– held-to-maturity securities	195,703	176,559
– available-for-sale securities	241,382	176,868
– at fair value through income (held-for-trading)	6,096	4,471
Equity securities:	195,147	95,493
– available-for-sale securities	176,133	62,595
– at fair value through income (held-for-trading)	19,014	32,898
Term deposits	168,594	175,476
Statutory deposits-restricted	5,773	5,353
Loans	7,144	2,371
Securities purchased under agreements to resell	5,053	—
Accrued investment income	9,857	8,461
Premiums receivables	6,218	6,066
Reinsurance assets	966	986
Other assets	2,382	2,212
Cash and cash equivalents	25,317	50,213

Total Assets	933,704	764,395

Commission File Number 001-31914

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Long-term traditional insurance contracts	218,165	172,875
Long-term investment type insurance contracts	284,588	282,672
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	2,391	2,498
– unearned premium reserves	5,728	5,346
Deferred income	48,308	41,371
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	49,068	45,998
– without DPF	2,234	2,614
Securities sold under agreements to repurchase	100	8,227
Policyholder dividends payable	58,344	26,057
Annuity and other insurance balances payable	14,111	8,891
Premiums received in advance	2,201	2,329
Other liabilities	8,870	5,333
Deferred tax liabilities	24,786	19,022
Current income tax liabilities	8,312	843
Statutory insurance fund	122	114

Total liabilities	727,328	624,190

Shareholders’ equity
Share capital	28,265	28,265
Reserves	114,825	77,368
Retained earnings	62,410	34,032

Total shareholders’ equity	205,500	139,665

Minority interest	876	540

Total equity	206,376	140,205

Total liabilities and equity	933,704	764,395

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER

	Attributable to shareholders of the Company
	Share capital	Reserves	Retained earnings	Minority Interest	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2006	26,765	37,225	16,388	431	80,809
Net profit	—	—	19,956	95	20,051
Issue of shares	1,500	26,820	—	—	28,320
Share issue expenses	—	(510)	—	—	(510)
Dividends paid	—	—	(1,338)	—	(1,338)
Dividends to minority interest	—	—	—	(8)	(8)
Appropriation to reserve	—	974	(974)	—	—
Unrealised gains, net of tax	—	12,859	—	22	12,881

As at 31 December 2006	28,265	77,368	34,032	540	140,205

As at 1 January 2007	28,265	77,368	34,032	540	140,205
Net profit	—	—	38,879	181	39,060
Dividends paid	—	—	(3,957)	–	(3,957)
Dividends to minority interest	—	—	—	(42)	(42)
Appropriation to reserve	—	6,544	(6,544)	—	—
Unrealised gains, net of tax	—	30,913	—	21	30,934
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at 31 December 2007	28,265	114,825	62,410	876	206,376

Commission File Number 001-31914

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER

	2007	2006
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	45,391	25,605

Adjustments for:
Net investment income	(45,803)	(23,495)
Net realised and unrealised gains on financial assets	(34,228)	(21,639)
Amortisation of deferred policy acquisition costs	13,461	10,259
Increase in deferred income	9,859	11,614
Interest credited to long-term investment type insurance contracts and investment contracts	8,319	7,382
Policy fees	(7,691)	(7,097)
Depreciation and amortisation	1,070	912
Amortisation of premiums and discounts	(648)	(267)
Loss on foreign exchange and impairments	641	642

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(17,480)	(15,914)
Financial assets at fair value through income (held-for-trading)	31,187	8,943
Receivables and payables	28,626	15,412
Reserves for claims and claim adjustment expenses	(107)	714
Unearned premium reserves	382	199
Long-term traditional insurance contracts	45,344	44,263

Cash inflow from operating activities
Income tax paid	(1,261)	(535)
Interest received	26,392	18,939
Dividends received	19,400	4,415

Net cash inflow from operating activities	122,854	80,352

Commission File Number 001-31914

	2007	2006
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	26,891	6,635
Maturities of debt securities	8,548	4,129
Sales of equity securities	46,829	43,363
Property, plant and equipment	207	53
Purchases:
Debt securities	(134,205)	(122,246)
Equity securities	(80,322)	(52,050)
Property, plant and equipment	(3,388)	(2,742)
Acquisition of associate	—	(6,071)
Term deposits, net	6,572	(10,719)
Securities purchased under agreements to resell, net	(5,053)	—
Other	(4,593)	(1,390)

Net cash outflow from investing activities	(138,514)	(141,038)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	(8,127)	3,496
Deposits in long-term investment type insurance contracts and investment contracts	94,227	91,441
Withdrawals from long-term investment type insurance contracts and investment contracts	(90,904)	(38,088)
Net proceeds from shares issued	—	27,810
Contribution from minority shareholders	29	—
Dividends paid to the Company’s shareholders	(3,957)	(1,338)
Dividends paid to minority interest	(42)	(8)
Cash flow from other financing activities	45	—

Net cash inflow/(outflow) from financing activities	(8,729)	83,313

Net increase/(decrease) in cash and cash equivalents	(24,389)	22,627

Cash and cash equivalents
Beginning of year	50,213	28,051
Foreign currency losses on cash and cash equivalents	(507)	(465)

End of year	25,317	50,213

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	18,536	45,130
Short-term bank deposits	6,781	5,083

Commission File Number 001-31914

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”), under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies.

The Hong Kong Institute of Certified Public Accountants has issued the following standards, amendments and interpretations which were effective for accounting periods beginning on or after 1 January 2007.

(a)	Standards, amendments and interpretations to published standards effective in 2007

HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements – Capital Disclosures. HKFRS 7 introduces new disclosures relating to financial instruments. HKFRS 7 also amends HKFRS 4 requiring that insurance contracts issued and reinsurance contracts held are considered as if they were in the scope of HKFRS 7 for disclosures in relation to credit, liquidity and market risk. This standard does not have any impact on the classification and valuation of the Group’s financial instruments.

HK(IFRIC)-Int 8, Scope of HKFRS2. HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments–where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Group’s financial statements.

HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives. HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This standard does not have any impact on the Group’s financial statements.

HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment. HK(IFRIC)-Int 10 prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group’s financial statements.

Commission File Number 001-31914

(b)	Standards, amendments and interpretations to published standards effective in 2007 but not relevant to the Group’s operations

HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies.

(c)	Standards, amendments and Interpretations to published standards that are not yet effective and have not been early adopted by the Group

The following have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2008 or later periods but that the Group has not early adopted. The Group is in the process of making an assessment of the impact of these new and revised standards and interpretations.

HKFRS 8, Operating Segments (effective from 1 January 2009). HKFRS 8 replaces HKAS 14. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The group will apply HKFRS 8 from 1 January 2009. The expected impact is still being assessed in detail by management.

(d)	Interpretations to published standards that are not yet effective and not relevant for the Group’s operations

–	HKAS 23 (Revised), Borrowing Costs.

–	HK(IFRIC)-Int 11, HKFRS2 – Group and Treasury Share Transactions.

–	HK(IFRIC)-Int 12, Service Concession Arrangements.

–	HK(IFRIC)-Int 13, Customer Loyalty Programmes.

–	HK(IFRIC)-Int 14, HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Commission File Number 001-31914

CHAIRMAN’S STATEMENT

Dear Shareholders,

I am pleased to present to you the Group’s operating results for the financial year ended 31 December 2007.

In 2007, the growth momentum of China’s insurance industry remained strong, with investment yields on insurance funds reaching the highest level in history. The Company continued to focus on the sales of traditional and participating products and continual improvement in profitability of the insurance business and products, the sales of long-term regular premium products to optimize our business structure and maintain a steady growth of our business, the exclusive agents force as the core distribution channel while exploring the group insurance channel and bancassurance channel, and a combination of overall development strategy and local market competitiveness tactics. During the reporting period, we achieved steady business growth and maintained our leading market position, optimized our business structure, significantly increased investment income and profitability, further strengthened corporate governance, and improved operational management and risk control to higher level.

We are the core member of the China Life group, which was among “Fortune 500” announced by Fortune magazine and “World’s Top 500 Brands” released by World Brand Laboratory in 2007. In December 2007, the Company won the “Overall Winner Award for Corporate Governance Excellence” in the first “The Hong Kong Corporate Governance Excellence Awards 2007”.

Steady Business Growth and Continuous Business Structure Improvement

For the year ended 31 December 2007, the Group’s total revenues reached RMB191,372 million, an increase of 29.9% from 2006. Gross written premiums and policy fees for 2007 were RMB111,886 million, an increase of 12.5% from 2006.

In 2007, the Company’s gross written premiums reached RMB104,195 million, an increase of 12.9% from 2006. The first-year regular gross written premiums reached RMB24,356 million on growth of 12.9% over 2006, 2.1 percentage points higher than the growth of first-year gross written premiums. First-year regular gross written premiums accounted for 92.5% of first-year gross written premiums of long-term traditional insurance contracts.

As at 31 December 2007, the Company’s embedded value was RMB252,568 million, up 38.8% from the end of 2006. One year new business value of the Company was RMB12,047 million for 2007, an increase of 14.9% from 2006.

Commission File Number 001-31914

In 2007, we achieved stable growth of our business as well as continual optimization of our business structure by emphasizing on the sales of traditional and participating products. The Company maintained its leading position in the life insurance market in China despite increasing competition pressure from new entrants in the market, the maturity payout peak and discontinuation of renewal premium payment on expiration of premium-payment terms of a key regular premium product. In accordance with the data released by the China Insurance Regulatory Commission (“CIRC”), under PRC Generally Accepted Accounting Principles (“PRC GAAP”), the Company’s market share in 2007 was 39.7%.

Substantial increase in Investment Income and Enhanced Profitability

As at 31 December 2007, the Group’s investment assets were RMB850,209 million, an increase of RMB163,405 million, or 23.8%, from 2006. Net investment income reached RMB44,020 million, up 76.5% from 2006. The Group’s net investment yield for 2007 reached 5.76%1 (investment assets included financial assets and cash and cash equivalents but excluded accrued investment income), an increase of 1.49 percentage points from 2006. The gross investment yield of 2007 was 10.24%2, an increase of 2.27 percentage points from 2006.

As at 31 December 2007, the Group’s total assets were RMB933,704 million, up 22.1% from 2006. Total shareholders’ equity (attributable to the shareholders of the Company) reached RMB205,500 million, an increase of 47.1% from 2006. The Company’s solvency margin was 5.25 times the minimum regulatory requirement at the end of 2007. During the reporting period, the Group’s net profit (attributable to shareholders of the Company) was RMB38,879 million, up 94.8% from 2006. Basic and diluted earnings per share were RMB1.38, a record high for the Company.

Enhancing Distribution Channels and Upgrading Service Standard

As at 31 December 2007, the Company had over 15,500 field offices and around 638,000 exclusive agents. The proportion of exclusive agents holding valid licenses was 97.9%, an increase of 3.2 percentage points over 2006. The Company had over 13,000 direct sales representatives. In addition, the Company had more than 90,000 bancassurance outlets intermediaries – including outlets of commercial bank branches, post savings and cooperative saving institutions and with over 18,000 customer service managers. These three major sales channels remained stable during the year, and we have started to reap the benefits of sharing customer resources and cross-selling.

[1]	The net investment yield = net investment income/((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period)/2)
[2]	The gross investment yield = (net investment income + net realized gains on financial assets + net fair value gains at fair value through income(held-for-trading))/((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period)/2)

Commission File Number 001-31914

In 2007, the Company held its first “China Life Customer Festival” and launched the “China Life 1+N” service brand for the first time. The Company is committed to providing customers with differentiated, professional service. During the year, the Company completed the largest maturity benefit payment in the history of China’s life insurance industry. The Company paid over RMB50 billion in 2007 on matured policies and made payments against near 2.5 million policies, which demonstrated the Company’s strong service capability and financial strength.

Stronger Internal Controls and Prevention of Operational Risk

In 2007, the Company completed the centralization of business management, customer services, financial management and information technology functions at the provincial branch level. At the same time, it continued to improve its internal control systems, compliance work to meet the requirements of Section 404 of the Sarbanes-Oxley Act, auditing of key tasks and the Company’s ability to prevent operational risks.

To comply with certain securities legislations of the United States, management completed a self assessment on internal control over financial reporting as of 31 December 2007, and confirmed such internal control was effective. The Company has also received from our registered independent auditor’s unqualified opinion on the effectiveness of our internal control over financial reporting as of 31 December 2007. Management’s assessment and the report of our registered independent auditor will be included in the Form 20-F (the US version of annual report) to be submitted to the U.S. Securities and Exchange Commission (SEC).

Focusing on the Value of People and Improving the Quality of our Team

Focusing on the value of people is core to the Company’s human resource management. We aim to strengthen our workforce and improve the quality of our staff. This principle is the foundation of our long-term sustainable growth. In 2007, the Company restructured the management teams of branches, resulting in younger, more professional and more competitive management teams.

In 2007, the Company continued to commit itself to consolidating its internal and external educational resources to establish a training system that can meet the Company’s future development requirements. Through setting up the “China Life Online College”, strengthening the team building ability of exclusive agents trainers and increasing internal and external training, the Company continued to improve on professional and management skills.

Commission File Number 001-31914

Strengthening Our Brand and Fulfilling Social Responsibilities

In 2007, the Company continued to actively execute its brand strategy and stepped up brand promotion. Awareness of the China Life brand and its impact has greatly improved, with the Company aiming to move its brand from well-known to outstanding, from industrial to social and from domestic to international brand. In August 2007, the World Brand Laboratory selected China Life – with brand value worth RMB58.867 billion – as one of the “World’s Top 500 Brands” and “Top Ten Most Valuable Brands in China” for the fourth consecutive year.

The Company actively contributed to building new socialist rural village communities in China. It placed strong emphasis on developing the New Village Cooperative Medical Scheme (“New Type Rural Healthcare Scheme”). This scheme now covers 84 counties (towns and communities) in 14 branches, an increase of 42 counties (towns and communities) from 2006. In March 2007, the Company launched the “China Life New Simple Life Mutual Cooperative Insurance” (New Simple Life Insurance), a product tailored to the rural market to meet the needs of farmers. The Company continued to provide insurance services for ethnic minority regions and less-developed regions. The Company’s Tibet branch was formally opened for business in May 2007.

In 2007 the Company donated over RMB17 million to various charitable causes. The 18 “China Life Long March Primary Schools” were put into operation in succession. The Company donated RMB 50 million to establish the “China Life Charity Foundation” and launched the “Healthy New Village Project” and the “China Life Program for Rural Medical Services and Poverty Relief”. The Foundation made a total donation of RMB6.75 million to various causes in 2007.

In early 2008, the Company donated RMB10 million to southern Chinese provinces hit by severe snowstorm damage. The Company also offered complimentary short-term accident insurance to snowstorm fighting staff of National Grid and Southern Grid and police officers of the Ministry of Public Security.

Final Dividend

The Board of Directors recommended the payment of a final dividend of RMB0.42 per share for the year ended 31 December 2007 to shareholders of the Company. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Wednesday, 28 May 2008.

Outlook

In 2008, the Company will face further challenges in view of the keen competition in the insurance industry and the uncertainty of the capital markets. Guided by the China Life group’s mission to build itself into a leading international financial and insurance group, the Company will endeavor to develop life insurance business with our own unique characteristics, continue to reform operational and management systems, transform the model of development, maintain steady business growth, optimize our business structure, increase investment income, strengthen risk control and promote the company’s overall sustainable development. We will dedicate ourselves to building the Company into a first-class international life insurance company and to creating greater value for our shareholders.

Commission File Number 001-31914

GROSS WRITTEN PREMIUMS AND DEPOSITS

For the year ended December 31

	2007	2006
	RMB million	RMB million
Individual life insurance
Gross written premiums	91,420	80,086
First-year gross written premiums	25,480	22,659
Single gross written premiums	1,273	1,175
First-year regular gross written premiums	24,207	21,484
Renewal gross written premiums	65,940	57,427
Deposits	72,069	70,355
First-year deposits	60,182	56,560
Single deposits	56,644	53,658
First-year regular deposits	3,538	2,902
Renewal deposits	11,887	13,795

Group life insurance
Gross written premiums	876	1,144
First-year gross written premiums	854	1,115
Single gross written premiums	705	1,030
First-year regular gross written premiums	149	85
Renewal gross written premiums	22	29
Deposits	22,158	21,086
First-year deposits	22,143	21,078
Single deposits	22,061	21,072
First-year regular deposits	82	6
Renewal deposits	15	8

Accident and short-term health insurance
Gross written premiums	11,899	11,090
Short-term accident insurance
Gross written premiums	5,495	5,148
Short-term health insurance
Gross written premiums	6,404	5,942

Total gross written premiums	104,195	92,320
Total deposits	94,227	91,441

Commission File Number 001-31914

EMBEDDED VALUE

Summary of Results

The embedded value as at 31 December 2007, the value of one year’s sales for the 12 months to 31 December 2007 and their corresponding numbers in 2006 are shown below.

Table 1

Components of Embedded Value and Value of One Year’s Sales (RMB million)

ITEM		2007	2006
A	Adjusted Net Worth	168,175	117,700
B	Value of In-Force Business before Cost of Solvency Margin	100,659	78,296
C	Cost of Solvency Margin	(16,266)	(14,006)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	84,393	64,290
E	Embedded Value (A + D)	252,568	181,989
F	Value of One Year’s Sales before Cost of Solvency Margin	14,578	12,971
G	Cost of Solvency Margin	(2,531)	(2,489)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	12,047	10,481

Note: Numbers may not be additive due to rounding.

Commission File Number 001-31914

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2007 (RMB million)

ITEM		RMB million
A	Embedded Value at Start of Year	181,989
B	Expected Return on Embedded Value	12,736
C	Value of New Business in the Period	12,047
D	Operating Experience Variance	1,075

E	Investment Experience Variance	51,923
F	Methodology, Model and Assumption Changes	3,269
G	Market Value Adjustment	(4,181)
H	Exchange Gains or Losses	(1,032)
I	Shareholder Dividend Distribution	(3,957)
J	Other	(1,301)
K	Embedded Value as at 31 December 2007 (sum A through J)	252,568

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:

		B	Reflects 11.5% of the opening value of in-force business and value of new business sales in 2007 plus the expected return on investments supporting the 2007 opening net worth.

		C	Value of new business sales in 2007.

		D	Reflects the difference between actual 2007 experience (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

		E	Compares actual with expected investment returns during 2007.

		F	Reflects the effect of projection method enhancements, model and assumption revisions.

		G	Change in the market value adjustment from the beginning of year 2007 to the end of the year 2007.

		H	Reflect the gains or losses due to change in exchange rate.

		I	Reflects dividends distributed to shareholders during 2007.

		J	Other miscellaneous items.

Commission File Number 001-31914

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	84,393	12,047
Risk discount rate of 12.5%	76,252	10,706
Risk discount rate of 10.5%	93,750	13,606
10% increase in investment return	99,478	14,186
10% decrease in investment return	69,314	9,884
10% increase in expenses	83,254	11,214
10% decrease in expenses	85,532	12,815
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	83,362	11,909
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	85,437	12,185
10% increase in lapse rates	82,863	11,776
10% decrease in lapse rates	86,010	12,335
10% increase in morbidity rates	83,238	11,895
10% decrease in morbidity rates	85,557	12,200
Solvency margin at 150% of statutory minimum	77,373	10,712
10% increase in claim ratio of short term business	84,208	11,674
10% decrease in claim ratio of short term business	84,578	12,420

Commission File Number 001-31914

DIFFERENCE IN ACCOUNTING STANDARDS

1.	Net profit reconciliation from PRC GAAP to HKFRS

	For the year ended 31 December 2007	For the year ended 31 December 2006
	RMB million	RMB million
Net profit attributable to shareholders of the Company under the PRC GAAP	28,116	14,384
Reconciling items:
Insurance related adjustments	10,486	8,223
– Deferred policy acquisition costs(a)	4,019	5,653
– Premiums, benefits and reserves of insurance and investment contracts (b)	6,467	2,570
Reversal of property, plant and equipment revaluation surplus and its related depreciation (c)	112	93
Deferred tax effects thereof	165	(2,744)

Net profit attributable to shareholders of the Company under HKFRS	38,879	19,956

2.	Shareholders’ equity reconciliation from PRC GAAP to HKFRS

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Shareholders’ equity attributable to shareholders of the Company under the PRC GAAP	170,213	115,557
Reconciling items:
Insurance related adjustments	48,393	37,438
– Deferred policy acquisition costs(a)	40,852	39,230
– Premiums, benefits and reserves of insurance and investment contracts (b)	7,541	(1,792)
Reversal of property, plant and equipment revaluation surplus and its related depreciation (c)	(1,344)	(1,456)
Deferred tax effects thereof	(11,762)	(11,874)

Shareholders’ equity attributable to shareholders of the Company under HKFRS	205,500	139,665

Commission File Number 001-31914

Notes:

(a)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, the costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business, are deferred. DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortised over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contracts.

(b)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognised in current period’s income statement. Under HKFRS, the long-term products are classified into four categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies. Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognised as revenue over the period of the contract in proportion to the amount of insurance protection provided.

(c)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under the PRC GAAP, the Group recognise capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognise any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

Commission File Number 001-31914

CORPORATE GOVERNANCE

During the year 2007, the Company complied with all the code provisions under the Code on Corporate Governance Practices (the “Code”) published by The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Company also adopted certain recommended best practices under applicable circumstances.

Currently the board of directors of the Company (the “Board of Directors”) consists of 10 members and 6 of them are independent non-executive directors. This is over half of the Board of Directors and complies with the minimum requirements of Rules Governing the Listing of Securities on the Hong Kong Stock Exchange relating to the appointment of at least 3 independent non-executive directors and also exceeds the recommended best practice under the Code that one third of the Board of Directors be represented by independent non-executive directors.

In order to further enhance the Company’s corporate governance framework, the Company further defines the duties and powers of the Board of Directors, and formulates deliberation processes and working procedures of the Board of Directors and the board committees, to ensure the Board of Directors and board committees can effectively implement the duties and responsibilities conferred by the shareholders. The Board of Directors also adopted and implemented “The Work System of the Independent Directors”, revised “The Rules and Procedures for Meetings of the Strategic Committee” and “The Rules and Procedures for Meetings of the Risk Management Committee”, which provides clear procedural guidelines for the effective functioning of the Board of Directors and the board committees.

In order to ensure the compliance with certain recommended best practices under the Code, to improve the corporate governance structure and to further the function of independent non-executive directors and non-executive directors, the Company held a special meeting for the independent non-executive directors and the non-executive directors in Nanjing, Jiangsu on 27 November 2007.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SHARE

On 26 December 2006, the Company completed its initial public offering of 1,500 million A Shares. On 9 January 2007, the A Shares commenced trading on the Shanghai Stock Exchange.

Apart from the foregoing, during the financial year ended 31 December 2007, the Group has not purchased, sold or redeemed any of the Company’s securities.

Commission File Number 001-31914

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS OF H SHARE

The Company’s Annual General Meeting will be held on Wednesday, 28 May 2008. The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Monday, April 28, 2008 to Wednesday, 28 May 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 25 April 2008.

The Company will announce separately on the Shanghai Stock Exchange details of A Share Shareholders’ eligibility for attending the Annual General Meeting.

RECOMMENDATION OF FINAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS OF H SHARE

The Board of Directors has recommended a final dividend of RMB0.42 per share, amounting to approximately RMB11,871 million, subject to the approval of shareholders at the forthcoming Annual General Meeting. If approved, the final dividend is expected to be paid on Friday, 11 July 2008 to the H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 11 June 2008. The H Share register of members of the Company will be closed from Friday, 6 June 2008 to Wednesday, 11 June 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Thursday, 5 June 2008.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of 2007 final dividend to A Share Shareholders.

REVIEW OF ACCOUNTS

The Audit Committee of the Company has reviewed the Group’s consolidated financial statements for the year ended 31 December 2007, including the accounting principles and practices adopted by the Group, in conjunction with the Company’s external auditor and internal auditor.

Commission File Number 001-31914

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE HONGKONG STOCK EXCHANGE AND THE COMPANY

This announcement is published on the website of the Hong Kong Stock Exchange at www.hkex.com.hk and the website of the Company at www.e-chinalife.com.

This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of the announcement, the Directors of the Company are as follows:

Executive Directors:	Yang Chao, Wan Feng

Non-executive Directors:	Shi Guoqing, Zhuang Zuojin

Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

Beijing, China, 25 March 2008